                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934


                             Imperial Sugar Company
              -----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)


                                   453096 20 8
              -----------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey A. Welikson
                  Senior Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                               745 Seventh Avenue
                               New York, NY 10019
                                 (201) 524-2000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 8, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 453096 20 8
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Lehman Brothers Holdings Inc.
         13-3216325

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
         N/A

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------
                            7.       Sole Voting Power
        Number of                    3,025,375
         Shares             ----------------------------------------------------
      Beneficially          8.       Shared Voting Power
        Owned by                     0
          Each              ----------------------------------------------------
        Reporting           9.       Sole Dispositive Power
         Person                      3,025,375
          With              ----------------------------------------------------
                            10.      Shared Dispositive Power
                                     0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         3,025,375
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.5%*

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         HC/CO

--------------------------------------------------------------------------------

------------

* Based on 8,772,031 outstanding shares of Common Stock of Imperial Sugar Company as of March 8, 2002.

                                  SCHEDULE 13D

CUSIP No. 453096 20 8
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Lehman Brothers Inc.
         13-2518466

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
         N/A

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------
                            7.       Sole Voting Power
        Number of                    3,025,375
         Shares             ----------------------------------------------------
      Beneficially          8.       Shared Voting Power
        Owned by                     0
          Each              ----------------------------------------------------
        Reporting           9.       Sole Dispositive Power
         Person                      3,025,375
          With              ----------------------------------------------------
                            10.      Shared Dispositive Power
                                     0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         3,025,375
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.5%*

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         BD/CO
--------------------------------------------------------------------------------


---------------

* Based on 8,772,031 outstanding shares of Common Stock of Imperial Sugar Company as of March 8, 2002.

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the Common Stock, no par value per share (the "Common Stock"), of Imperial Sugar Company, a Texas corporation ("Imperial"). The address of the principal executive offices of Imperial is One Imperial Square, 8016 Highway 90-A, P.O. Box 9, Sugar Land, Texas 77487-0009.


ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed on behalf of the following entities, which are collectively referred to as the "Reporting Persons" in this Statement:

Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"),
         745 Seventh Avenue
         New York, New York 10019

Holdings, through its domestic and foreign subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth individual clients and customers.

Lehman Brothers Inc., a Delaware corporation ("LBI"),
         745 Seventh Avenue
         New York, New York 10019

LBI is a direct wholly owned subsidiary of Holdings.

The names, residence or business addresses, citizenship and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

Neither of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Appendix A hereto, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to constitute a "group" for the purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) promulgated under the Act.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


The 3,025,375 shares of Common Stock beneficially owned by the Reporting Persons were acquired in connection with Imperial's second amended and restated joint plan of reorganization (the "Plan"), under the terms of which $94,650,000 in aggregate principal amount of Imperial's 9 3/4% Senior Subordinated Debt Notes ("Imperial Bonds"), and approximately $5.4 million in accrued dividends thereon, were converted into shares of Common Stock.


The information set forth, or incorporated by reference, in Items 4 through 6 of this Statement is hereby incorporated by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Statement is hereby incorporated by reference.

On December 17, 1997, in connection with an acquisition, Imperial issued $250 million of Imperial Bonds. LBI acted as the sole underwriter and the market maker for the Imperial Bonds. From December 1997 through May 5, 2000, LBI entered into trades as a market maker in Imperial Bonds. Beginning on May 12, 2000 and as further described below, LBI began to purchase Imperial Bonds for investment purposes. The source of funds for such purchases was working capital.

By October 20, 2000, LBI's total position in Imperial Bonds amounted to $94,650,000, with an aggregate purchase price of approximately $11,985,662.50. In January, 2001, Imperial filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code.

In June, 2001, an official committee of Imperial's pre-reorganization equity holders filed an objection to LBI's claim as an unsecured creditor of Imperial. On August 7, 2001, the U.S. Bankruptcy Court approved the Plan pursuant to which holders of the Imperial Bonds, including LBI, would receive shares of new common stock in exchange for their Imperial Bonds. The Plan became effective on August 29, 2001. However, the Plan was not implemented at such time with respect to LBI due to the objection of the pre-reorganization Imperial equity holders' committee.

After LBI's negotiating with the pre-reorganization equity holders' committee and agreeing to Imperial's transfer of 70,000 shares of Common Stock to the equity holders, which shares were originally to have been transferred to LBI, the objection was settled in November, 2001. Such settlement was subsequently approved by the U.S. Bankruptcy Court on January 17, 2002. Pursuant to the order approving such settlement, LBI received on January 18, 2002, 2,699,059 shares of Common Stock in an initial distribution under the Plan. On March 8, 2002 LBI received 327,205 additional shares of Common Stock in a second distribution under the Plan. As 1,227,969 shares remain undistributed under the Plan pending resolution of various claims and objections, LBI expects that further distributions will be made under the terms of the Plan from time to time. If the maximum number of shares which could be distributed to LBI under the Plan upon resolution and satisfaction of all claims and objections is so distributed, LBI would own approximately 34.44% of the shares of Common Stock that would then be outstanding.

The foregoing acquisitions were made for investment purposes only. Neither of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Appendix A hereto, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act. A director of Imperial, John Sweeny, is employed by LBI and is a managing director thereof. In his capacity as director, he will participate, and have the opportunity to vote on matters that are presented to the board of directors of Imperial, including sales of assets, extraordinary corporate transactions, and changes to Imperial's capitalization, business or corporate structure. It is expected that Mr. Sweeny and the other directors of Imperial will from time to time receive options to purchase shares of Common Stock. Under the terms of Mr. Sweeny's employment with LBI, he is required to surrender to LBI any compensation, (including stock and options) received in his capacity as a director of Imperial.

Each of the Reporting Persons expects to evaluate on an ongoing basis Imperial's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, either or both of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of Imperial or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all their positions in the shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Imperial securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Appendix A hereto may make similar evaluations from time to time or on an ongoing basis.

References to, and descriptions of, the Plan in this Item are qualified in their entirety by reference to the copy of the Plan which is filed as Exhibit 2 to this Statement and which is incorporated by reference in this Item in its entirety where such references and descriptions appear.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this Statement is hereby incorporated by reference.


(a) Based on information obtained from Imperial, there were 8,772,031 shares of Common Stock outstanding as of March 8, 2002.

         As of March 8, 2002, LBI owns 3,025,375 shares of Common Stock, representing 34.5% of the outstanding shares of Common Stock.

         As of March 8, 2002, Holdings may be deemed to beneficially own, by virtue of its ownership of LBI as described above, the same 3,025,375 shares of Common Stock, representing 34.5% of the outstanding shares of Common Stock.


(b) LBI has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by it as indicated above. Holdings, by virtue of its ownership of LBI as described above, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by LBI as indicated above.

(c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons, or to their knowledge, any of the persons listed on Appendix A hereto, during the past sixty days.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any share of Common Stock beneficially owned by any Reporting Person.

(e)      Not applicable.

References to, and descriptions of, the Plan in this Item are qualified in their entirety by reference to the copy of the Plan which is filed as Exhibit 2 to this Statement and which is incorporated by reference in this Item in its entirety where such references and descriptions appear.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference.

To the best of the Reporting Persons' knowledge, except as described in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Imperial.

References to, and descriptions of, the Plan in this Item are qualified in their entirety by reference to the copy of the Plan which is filed as Exhibit 2 to this Statement and which is incorporated by reference in this Item in its entirety where such references and descriptions appear.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


      Exhibit                             Description
      -------                             -----------

         1 Joint Filing Agreement, dated January 28, 2002, between Lehman Brothers Holdings Inc. and Lehman Brothers Inc. (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13D with respect to the Issuer filed January 28, 2002).

         2 Debtors' Second Amended and Restated Joint Plan of Reorganization dated June 5, 2001 (incorporated by reference to Exhibit 4.1 of Imperial Sugar Company's Periodic Report on Form 8-K dated August 29, 2001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 3, 2002



                                    LEHMAN BROTHERS HOLDINGS INC.


                                    By:  /s/ Barrett S. DiPaolo
                                    --------------------------------------------
                                    Name: Barrett S. DiPaolo
                                    Title:  Vice President


                                    LEHMAN BROTHERS INC.


                                    By: /s/ Barrett S. DiPaolo
                                    --------------------------------------------
                                    Name: Barrett S. DiPaolo
                                    Title: Vice President

                                                                      Appendix A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                        BUSINESS ADDRESS

MICHAEL L. AINSLIE                                Lehman Brothers Holdings Inc.
Private Investor and former                       745 Seventh Avenue
President and Chief Executive                     New York, NY 10019
Officer of Sotheby's Holdings

JOHN F. AKERS                                     Lehman Brothers Holdings Inc.
Retired Chairman of International                 745 Seventh Avenue
Business Machines Corporation                     New York, NY 10019

ROGER S. BERLIND                                  Lehman Brothers Holdings Inc.
Theatrical Producer                               745 Seventh Avenue
                                                  New York, NY 10019

THOMAS H. CRUIKSHANK                              Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive              745 Seventh Avenue
Officer of Halliburton Company                    New York, NY 10019

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, NY 10019

HENRY KAUFMAN                                     Lehman Brothers Holdings Inc.
President of Henry Kaufman                        745 Seventh Avenue
& Company, Inc.                                   New York, NY 10019

JOHN D. MACOMBER                                  Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                 745 Seventh Avenue
                                                  New York, NY 10019

DINA MERRILL                                      Lehman Brothers Holdings Inc.
Director and Vice Chairman                        745 Seventh Avenue
of RKO Pictures, Inc. and Actress                 New York, NY 10019



All above individuals are citizens of the United States.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                        BUSINESS ADDRESS

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, NY 10019

DAVID GOLDFARB                                    Lehman Brothers Holdings Inc.
Chief Financial Officer                           745 Seventh Avenue
                                                  New York, NY 10019

JOSEPH M. GREGORY                                 Lehman Brothers Holdings Inc.
Chief Administrative Officer                      745 Seventh Avenue
                                                  New York, NY 10019

JEREMY M. ISAACS                                  Lehman Brothers Holdings Inc.
Chief Executive Officer-                          745 Seventh Avenue
Europe and Asia                                   New York, NY 10019

BRADLEY H. JACK                                   Lehman Brothers Holdings Inc.
Head of Investment Banking                        745 Seventh Avenue
Division                                          New York, NY 10019

JEFFREY VANDERBEEK                                Lehman Brothers Holdings Inc.
Head of Capital Markets Division                  745 Seventh Avenue
                                                  New York, NY 10019


All above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                        BUSINESS ADDRESS

ROGER S. BERLIND                                  Lehman Brothers Holdings Inc.
Theatrical Producer                               745 Seventh Avenue
                                                  New York, NY 10019

HOWARD L. CLARK, JR.                              Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, NY 10019

FREDERICK FRANK                                   Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, NY 10019

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, NY 10019

HARVEY M. KRUEGER                                 Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, NY 10019

SHERMAN R. LEWIS, JR.                             Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, NY 10019


All above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                        BUSINESS ADDRESS

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, NY 10019

DAVID GOLDFARB                                    Lehman Brothers Holdings Inc.
Chief Financial Officer                           745 Seventh Avenue
                                                  New York, NY 10019

JOSEPH M. GREGORY                                 Lehman Brothers Holdings Inc.
Chief Administrative Officer                      745 Seventh Avenue
                                                  New York, NY 10019

JEREMY M. ISAACS                                  Lehman Brothers Holdings Inc.
Chief Executive Officer-                          745 Seventh Avenue
Europe and Asia                                   New York, NY 10019

BRADLEY H. JACK                                   Lehman Brothers Holdings Inc.
Head of Investment Banking                        745 Seventh Avenue
Division                                          New York, NY 10019

JEFFREY VANDERBEEK                                Lehman Brothers Holdings Inc.
Head of Capital Markets Division                  745 Seventh Avenue
                                                  New York, NY 10019



All above individuals are citizens of the United States.